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                           January 30, 2024

       Robert Lucian
       Chief Financial Officer
       LA-Z-BOY INC
       One La-Z-Boy Drive
       Monroe, MI 48162-5138

                                                        Re: LA-Z-BOY INC
                                                            Form 10-K
                                                            Filed June 20, 2023
                                                            Form 8-K
                                                            Filed June 20,
2023, August 22, 2023 and November 29, 2023
                                                            File No. 001-09656

       Dear Robert Lucian:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Forms 8-K filed June 20, 2023, August 22, 2023 and November 29, 2023

       Exhibit 99.1, page 1

   1. We note you present Non-GAAP financial measures related to your Retail and Wholesale reportable segments
that you identify as Non-GAAP Adjusted Operating Margin and Non-
                                                        GAAP Adjusted Operating
Income but you do not present the most directly comparable
                                                        GAAP measures, GAAP
segment operating margin and GAAP segment operating
                                                        income, with equal or
greater prominence. For each Non-GAAP financial measure you
                                                        present, please revise
future filings to present the most directly comparable GAAP
                                                        measure with equal or
greater prominence as required by Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
Question 102.10 of the Division of Corporation Finance   s
                                                        Compliance & Disclosure
Interpretations on Non-GAAP Financial Measures.
 Robert Lucian
FirstName
LA-Z-BOYLastNameRobert Lucian
            INC
Comapany
January 30,NameLA-Z-BOY
           2024         INC
January
Page 2 30, 2024 Page 2
FirstName LastName
2.       We note you present certain Non-GAAP adjustments, such as Business
Realignment,
         Mexico Optimization, and Supply Chain Optimization, but you do not adequately explain the specific nature of the costs included in each Non-GAAP adjustment, such as asset impairments, gains and losses on asset sales, accelerated depreciation and severance as disclosed in your periodic exchange act filings. For each Non-GAAP adjustment you present, please revise future filings to describe the specific nature of the costs included in each adjustment as required by Item 10(e)(1)(i)(B) of Regulation S-K
         and Question 100.05 of the Division of Corporation Finance   s
Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing